

Mail Stop 4631   October 26, 2009

Lifang Chen
Chief Executive Officer
Sutor Technology Group Limited
No. 8, Huaye Road
Dongbang Industrial Park
Changshu, China 215534

> **Re: Sutor Technology Group Limited**
> **Amendment No. 1 on Registration Statement on Form S-3**
> **Filed October 16, 2009**
> **File No. 333-161026**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the acknowledgements the Company made in its letter dated October 16, 2009. However, these representations do not conform to the language contained in our letter dated August 26, 2009. Therefore, please provide, in writing, a statement from the Company acknowledging that:
   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   - the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your response to comment 1 in our letter dated August 26, 2009. Please also comply with this comment with respect to similar disclosure under

"Description of Units" on page 14 and "Incorporation of Certain Information by Reference" on page 16.

Risk Factors, page 2

3. We note the third sentence in the paragraph immediately following the heading. Please note that all material risks should be described. If risks are not deemed material, you should not reference them. Please revise accordingly.

Exhibit Index

4. Please revise your exhibit index to address the following issues.
    - Please include the consent of Pillsbury Winthrop Shaw Pittman LLP as an exhibit.
    - Please revise the power of attorney exhibit entry to reflect that it is included on the signature page of the Form S-3, which was filed on August 4, 2009.

Exhibit 5.2 – Opinion of Pillsbury Winthrop Shaw Pittman LLP

5. It appears that the exhibit contains a typographical error. Please revise so that counsel is opining that the debt securities will "be" legally binding obligations of the Company.

* * * *

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jing Zhang, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037